SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

BVR SYSTEMS (1998) LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

        Rosh Ha’ayin, Israel – November 22, 2005 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net earning of $581 thousands or $0.00 per share for the third quarter of 2005, compared with a net earning of $52 thousands, or $0.00 per share for the third quarter of 2004. Net earning for the first nine months of 2005 was $429 thousands or $0.00 per share, compared with a net loss of $1.2 million or $0.01 per share for the first nine months of 2004.

        Revenues for the third quarter of 2005 grew to $5.9 million, compared with revenues of $3.7 million for the third quarter of 2004. For the first nine months of 2005, BVR’s revenues grew to $14.7 million compared with revenues in the first nine months of 2004 of $9.1 million.

        Gross profits for the third quarter of 2005 grew to $1.6 million, compared with gross profits of $0.9 million for the third quarter of the previous year. For the first nine months of 2005, gross profits were $3.4 million compared with a gross profit of $1.3 million for the first nine months of 2004.

        Operating earnings for the third quarter of 2005 grew to $0.6 million, compared with operating earnings of $0.2 million for the same period last year. Operating earnings for the first nine months of 2005 were $0.5 million compared with an operating loss of $1.0 million for the first nine months of 2004.

        Mr. Ilan Gillies, BVR Systems CEO, commented: “We are very pleased with the results reported today. It is important to note that the results are positively influenced by royalties received this quarter.”

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31
	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	2,099	3,454	2,664
Restricted bank deposits	1,637	1,380	2,563
Trade receivables	5,926	5,051	3,884
Other receivables and prepaid expenses	414	768	435
Inventories	2,116	2,216	2,175

Total current assets	12,192	12,869	11,721

Long-term restricted bank deposits	711	-	-

Other assets, net	-	1,169	1,114

Fixed assets

Cost	10,000	9,639	9,712
Less - accumulated depreciation	(9,106)	(8,741)	(8,864)

Fixed assets, net	894	898	848

Total assets	13,797	14,936	13,683

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31
	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Short-term bank credit	517	565	517
Short-term loan from related party	120	-	120
Trade payables	4,017	2,703	2,204
Deferred revenue	2,429	4,279	3,279
Other payables and accrued expenses	1,315	2,536	2,852

Total current liabilities	8,398	10,083	8,972

Long-term liabilities
Long-term loans	516	1,033	1,033
Long-term payables	720	120	-
Liability for employee severance benefits, net	87	56	69

Total long-term liabilities	1,323	1,209	1,102

Shareholders' equity
Share capital	21,295	21,236	21,247
Additional paid-in capital	17,690	17,753	17,700
Accumulated deficit	(34,909)	(35,345)	(35,338)

	4,076	3,644	3,609

Total liabilities and shareholders' equity	13,797	14,936	13,683

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2005	2004	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Income from sales	12,998	9,096	4,175	3,655	12,684
Income from royalties	1,728	-	1,728	-	-

Total income	14,726	9,096	5,903	3,655	12,684

Cost of sales	11,309	7,751	4,301	2,713	10,231

Gross profit	3,417	1,345	1,602	942	2,453

Operating expenses:

Research and development	444	120	100	35	294
Selling and marketing	1,023	824	329	258	1,139
General and administrative	1,421	1,398	524	460	1,822

Operating earning (loss)	529	(997)	649	189	(802)

Financial expenses, net	(53)	(377)	(58)	(122)	(496)
Other income, net	(2)	192	(2)	-	192

Earning (loss) before
income taxes	474	(1,182)	589	67	(1,106)
Income tax expenses	(45)	(50)	(8)	(15)	(119)

Net earning (loss) for the
period	429	(1,232)	581	52	(1,225)

Earning (loss) per share:

Basic and diluted earning
(loss) per share (in US$)	0.00	(0.01)	0.00	0.00	(0.01)

Weighted-average number
of ordinary shares of
nominal NIS 1.00 par value
outstanding (in thousands)
used in basic and diluted
earning (loss) per share
calculation	95,507	96,491	95,580	132,483	106,342

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: November 23, 2005